                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2010

                         Commission file number: 0-30394

                                  METALINK LTD.
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                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The following is included in this Report on Form 6-K: Press release dated March
16, 2010; Metalink Announces Tel Aviv Stock Exchange voluntary delisting date -
June 14, 2010

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   METALINK LTD.

Date: March 16, 2010                               By: /s/ Tzvika Shukhman
                                                   -----------------------
                                                   Tzvika Shukhman
                                                   Chief Executive Officer

Eran Vital
General Counsel
Metalink Ltd.
Tel: 972-9-9605555
Fax: 972-9-9605544
Eranv@MTLK.com

METALINK ANNOUNCES TEL AVIV STOCK EXCHANGE VOLUNTARY DELISTING DATE - JUNE 14,
2010

YAKUM, ISRAEL, March 16, 2010 - Metalink Ltd. (NASDAQ: MTLKD), today announced that in accordance with its previously announced request for voluntary delisting from the Tel Aviv Stock Exchange (TASE), the TASE has set the last day of trading in its ordinary shares on the TASE to June 10, 2010, and the delisting thereof to June 14, 2010.

Metalink's shares will continue to be listed on NASDAQ Capital Market. The
Company will continue to make public reports in accordance with the rules and regulations of NASDAQ and the U.S. Securities and Exchange Commission.

                                   ----------

                              SAFE HARBOR STATEMENT

This press release contains "forward looking statements" within the meaning of the United States securities laws. Words such as "aim," "expect," "estimate,"
"project," "forecast," "anticipate," "intend," "plan," "may," "will," "could,"
"should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. For example, when we discuss our continued listing on NASDAQ, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited those set forth from time to time in Metalink's filings with the SEC, including
Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.